UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

March 10, 2005
Date of earliest event reported

Commission File Number
0-17187

LOGIC Devices Incorporated
(Exact name of registrant as specified in its charter)

California	**94-2893789**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

395 West Java Drive, Sunnyvale, California 94089
(Address of principal executive offices)
(Zip Code)

(408) 542-5400
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

At the LOGIC Devices Incorporated Annual Shareholders' Meeting held March 10, 2005, Mr. Steven R. Settles was elected as a new member of the Company's Board of Directors. The Board of Directors is now made up of seven members.

The Company's press release dated March 17, 2005, with respect thereto is annexed to this Report as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits:

99.1   Text of Press Release, dated March 17, 2005, titled, "LOGIC Devices Adds New Member to its Board of Directors."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

LOGIC Devices Incorporated
(Registrant)

Date: March 17, 2005   By: /s/ William J. Volz
                                      William J. Volz
                                      President and Chief Executive Officer

Date: March 17, 2005   By: /s/ Kimiko Milheim
                                      Kimiko Milheim
                                      Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts: Bill Volz, President
Kimiko Milheim, CFO
(408) 542-5400

LOGIC DEVICES ADDS NEW MEMBER
TO ITS BOARD OF DIRECTORS

SUNNYVALE, Calif. - (March 17 2005) - LOGIC Devices Incorporated (Nasdaq: LOGC) today announced that Mr. Steven R. Settles was elected as an addition to the Company's Board of Directors at the Annual Meeting of Shareholders held on March 10, 2005. As a result, the Company's Board now comprises seven members.

Mr. Settles is a private investor and managing partner of Dawg Investment Fund LLP, which was formed in 2000 to invest in both public and private companies. Along with partners, he owns Intuition Development Holdings (IDH), a private firm which provides information systems and services to corporate and government clients. He is a Board Member of IDH and its subsidiaries. He is also a board member of WellfoundDecade Corp., a private software development firm and Zvolve, a private telecommunications software company. Prior to 1993, he was Director of Strategic Planning at Barnett Banks, Inc. He holds an M.B.A. degree from The Wharton School, University of Pennsylvania and a B.B.A. from the University of Georgia.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Any statements in this press release regarding expectations of future events are "forward-looking statements" involving risks and uncertainties, including, but not limited to, market acceptance risks, the effect of economic conditions and shifts in supply and demand, the impact of competitive products and pricing, product development, commercialization and technological difficulties, availability of capital, and capacity and supply constraints. Please refer to the Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) for a discussion of risks in the most recent LOGIC Devices Annual Report on Form 10-K and the quarterly report under Form 10-Q.

LOGIC Devices is a fabless semiconductor manufacturer focused on developing high performance digital integrated circuits for applications requiring high-density embedded memory, high speed and low power consumption. LOGIC's product solutions meet the requirements of leading broadcast video, medical imaging, surveillance, instrumentation, and telecommunications companies. More information about LOGIC Devices is available at www.logicdevices.com.